

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2022

William Scott Tudor
Chief Executive Officer
Water Technologies International, Inc.
1432-B Skees Road
West Palm Beach, FL 33411

Re: Water Technologies International, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed March 30, 2022
File No. 024-11817

Dear Mr. Tudor:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2022 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Our Business, page 18

1. We note your response to prior comment 1. You state on page 18 that under your Mutual Teaming Agreement with Terra Sustainable Technologies, Inc., you plan to work together to offer AWGs powered by alternative energy. However, it appears that the Mutual Teaming Agreement terminated 6 months after the date the agreement was signed on June 6, 2021, according to section 5 of the agreement. Please advise or revise your disclosure.

Exhibits

2. We note your response to prior comment 2. It appears you have four convertible promissory notes with outstanding balances, but have filed as exhibits only two of those

notes. Further, you disclose on page 24 that you entered into account future receipts financings with Liberty Funding Solutions and Pac Western Financial, LLC, but only filed the agreement made with Pac Western, LLC. The agreement with Celtic Bank Corporation, filed as Exhibit 6.5, appears to be a personal guaranty made by your CEO in favor of the bank. Please disclose this guaranty in your offering circular and file a copy of the related financing agreement with Celtic Bank. If Exhibit 6.1 relates to the agreement you describe on page 23 as the LOC Note I, revise your disclosure to state that this agreement was amended on June 4, 2021 (the "Fourth Addendum"). Please file these agreements and make the related disclosures or advise.

Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Eric Newlan